SUBSCRIPTION AGREEMENT FOR
CLASS A-1 PREFERRED MEMBERSHIP UNITS
IN VERNAFUND CF, LLC

This **SUBSCRIPTION AGREEMENT** (the "Agreement") is made and entered into as of _____(the "Effective Date") by and between the **Vernafund CF, LLC**, a Delaware Limited Liability Company (the "SPV1")(together with its permitted successors and assigns) located at _____, and the undersigned investor (the "Subscriber") (together with their permitted successors, assigns, and transferees) located at the address set forth in the space provided next to the undersigned or set forth in an electronic copy of this Agreement provided by the regulated crowdfunding portal **Silicon Prairie Online, LLC**(collectively, the "parties").

RECITALS

WHEREAS the Subscriber wishes to subscribe for and agrees to purchase interest in the Company's Class A-1 Preferred Member class ("**Class A-1 Preferred Membership Units**") in the total amount of **$_____** at purchase price of **$1,000** per unit. This Agreement is made pursuant to, and is subject to, the terms and conditions of this Agreement and the qualification of the Securities Exchange Commission (SEC).

WHEREAS SPV1 at the expiration of the Vernafund20, LLC ("Main Issuer");

WHEREAS the Subscriber hereby acknowledges that SPV1 is relying upon the accuracy and completeness of the representations in this Agreement in complying with its obligations under applicable federal and state securities laws;

WHEREAS the Subscriber hereby acknowledges and certifies that the Subscriber has received and read a copy of SPV1's Term Sheet, attached hereto as **Exhibit C-1**, dated _____(the "**Term Sheet**") and agrees that the execution of this Agreement constitutes Subscriber's consent to become a Subscriber of SPV 1, and that upon SPV1's acceptance of this subscription, the Subscriber shall become a party to the **Operating Agreement**, attached hereto as **Exhibit D-1,** as a Class A-1 Preferred Member of SPV1 upon the signing of the **Joinder Agreement,** attached hereto as **Exhibit E-1,** which joins and binds the Subscriber to the Operating Agreement.

WHEREAS the Subscriber hereby acknowledges and certifies that the Subscriber received and read the offering disclosures and exhibits attached thereto (the "**Form C,**" attached hereto as **Exhibit B-1;** the "**Business Deck of Vernafund20, LLC,**" attached hereto as **Exhibit A;** and the **Term Sheet of Vernafund20, LLC** attached hereto as **Exhibit C),** and the Subscriber is familiar with the terms and provisions thereof;

WHEREAS the Subscriber acknowledges and understands that the Class A-1 Preferred Membership Units are being offered pursuant to Regulation Crowdfunding (17 CFR 227.100

through 227.503) of Section 4(a)(6) of the U.S. Securities Act of 1933 (15 U.S.C. 77d(a)(6)) and the applicable rules thereunder (the "Securities Laws");

NOW THEREFORE, for the reasons set forth above, and in consideration of the foregoing and of the mutual promises and covenants of SPV1 and Subscriber contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the SPV1 and the Subscriber agree as follows:

1.   <u>Subscription</u>.

1.1.   In order to purchase the Class A-1 Preferred Membership Units, Subscriber must complete and sign this Agreement electronically along with payment of the amount to be invested. The applicable online instructions for electronically signing this Agreement and paying the amount to be invested are outlined in Sections 6.5 and 6.6 of this Agreement.

1.2.   <u>Minimum Subscription Amount</u>. The minimum subscription amount is <u>$5,000.</u>

1.3.   <u>Right of First Refusal</u>.

1.3.1.   SPV1 shall have a right of first refusal ("ROFR") to purchase any of the Class A-1 Preferred Membership Units that any Subscriber proposes to sell, transfer, gift, pledge, assign, distribute, encumber or otherwise dispose of to a third party, except for transfers which are part of an inheritance. SPV1's ROFR may be assignable by SPV1 to any other Subscriber.

1.4.   <u>Resale Restrictions</u>. Save for the ROFR described above, the Subscriber understands that the resale or transfer of the Class A-1 Preferred Membership Units is restricted and the Subscriber will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) any part of the Membership Units except in compliance with this Agreement, any applicable state and federal securities laws, and the respective rules and regulations promulgated thereunder. Prior to any proposed sale, assignment, transfer or pledge of the Class A-1 Preferred Membership Units, the Subscriber agrees that it shall provide written notice to SPV1 of the Subscriber's intent of such transfer, sale, assignment or pledge. Each notice shall provide detail of circumstances of the proposed transfer, sale, assignment or pledge, and shall be accompanied, at the Subscribers expense, by evidence that is satisfactory to SPV1, to the effect that the proposed transfer of the Class A-1 Preferred Membership Units may be effected without registration under the Act or applicable state securities law.

1.5.   No Market for Resale. Subscriber understands that SPV1 is not currently a reporting issuer in the United States, and there is no assurance that it will ever be a reporting issuer in the United States. As a result, the restrictions on resale of the Class A-1 Preferred Membership Units may be indefinite for Subscribers. As there is no market for the Class A-1 Preferred Membership Units, it may be difficult or even impossible for a Subscriber to resell them. If Subscriber does resell, it is the Subscriber's responsibility to ensure that all forms required by the applicable securities laws are filed as required upon disposition of the Class A-1 Preferred Membership Units by Subscriber. Notwithstanding the foregoing, the Subscriber may not resell any portion of the Class A-1 Preferred Membership Units except in accordance with this Agreement, Operating Agreement, and federal and State securities laws.

1.6.   SPV1's Right to Accept or Reject Subscriptions. SPV1 may accept or reject any subscription, in whole or in part. This means that SPV1 may sell to Subscriber a smaller amount of Class A-1 Preferred Membership Units than Subscriber subscribes to purchase or may decline to sell any Class A-1 Preferred Membership Units to Subscriber. If SPV1 accepts Subscriber's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Subscriber to purchase the Class A-1 Preferred Membership Units, and a copy of this Agreement will be executed by the SPV1 and digitally returned to Subscriber via the regulated crowdfunding portal. If the SPV1 rejects Subscriber's subscription in whole or in part, the SPV1 will return the payment tendered for any unissued portion of the subscription via the regulated crowdfunding portal

1.7.   Revocation of Offer for a Limited Time. Notwithstanding Section 1.5, once the Subscriber has executed the Agreement and submitted funds, such subscription may be revoked up until forty-eight (48) hours prior to the close of the Target Offering in accordance with Regulation Crowdfunding rules.

2.   Representations, Warranties, and Acknowledgements.

2.1.   The Subscriber represents and warrants to SPV1, and acknowledges that SPV1 is relying on these representations and warranties to, among other things, ensure that it is complying with all of the applicable securities laws, that:

        i.   The Subscriber has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Subscriber's professional advisors with regard to an investment in SPV1. The Subscriber represents and warrants that he/she/they is aware of the degree of risk associated with the purchase of the Class A-1 Preferred Membership Units of SPV1 and has determined that the purchase of the Class A-1 Preferred Membership Units is a suitable investment;

ii.   The Subscriber is fully aware and understands that at any time SPV1 may operate at a loss rather than a profit, and may do so for an unforeseeable amount of time;

iv.   The Subscriber hereby confirms that he/she/they has reviewed or had the opportunity to review the financial statements and other financial information related to the investment within SPV1;

v.   The Subscriber is fully aware and understands that the aggregate amount sold by SPV1 to the Subscriber for a period of twelve (12) months does not exceed (i) the greater of $2,200 or five percent (5%) of the greater of the annual income or net worth of such Subscriber, if either the annual income or net worth of the investor is less than $107,000, as verified by a regulated crowdfunding portal; or (2) ten percent (10%) of the greater of the annual income or net worth of such Subscriber, not to exceed a maximum aggregate amount of $107,000, if either the annual income or net worth of the Subscriber is equal to or more than $107,000, as verified by a regulated crowdfunding portal.

vi.   Accredited-Investor Status. If the Subscriber is an accredited investor, as that is defined under Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, the Subscriber represents, warrants, and must verify this status through the regulated crowdfunding portal **Silicon Prairie Online, LLC**. An accredited investor is defined as:

(a) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse (or spousal equivalent) in excess of $300,000 in each of those years, and who has a reasonable expectation of reaching the same income level in the current year;
(b) Any natural person with individual or joint net worth with that of a spouse (or spousal equivalent) exceeds $1 million (exclusive of home and automobiles);
(c) Any natural person who holds a Series 7, 65 or 82 securities license issued by FINRA;
(d) Any director, executive officer, general partner, or knowledgeable employee (who has participated in investment activities for twelve months) of the issuer;
(e) A bank or savings & loan;
(f) A private business development company or rural business investment company;
(g) A 501(c)(3) corporation, business trust or partnership, not formed for the purpose of acquiring the securities, and with total assets in excess of $5 million;

(h) Any trust, limited liability company, or family office with assets in excess of $5 million (along with the family clients of a family office), and any other entity with investments in excess of $5 million; or

(i) Any entity in which all of the equity owners are "accredited investors."

vii.   The Subscriber represents that the offer to sell the Class A-1 Preferred Membership Units was communicated to the Subscriber by SPV1 in such a manner that the Subscriber was able to ask questions and receive answers from SPV1 concerning the terms and conditions of this transaction;

viii.   The Subscriber acknowledges that the Class A-1 Preferred Membership Units for which the Subscriber hereby subscribes are being acquired solely for the Subscribers own account, for investment purposes, and not for the account of others. Subscriber represents that they are not a party to, and does not presently intend to enter into, any contract or arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of the Class A-1 Preferred Membership Units;

ix.   Subscriber acknowledges that any notice of issuance of the Class A-1 Preferred Membership Units will be imprinted with the following legends that limit its transfer:

The Class A-1 Preferred Membership Units of SPV1 ("Units") has not been registered under the United States Securities Act of 1933, as amended, (the "1933 Act"), and SPV1 has no obligation to register the Units under the 1933 Act in the future. Offers and sales of the Units is issued pursuant to Regulation Crowdfunding (Reg CF) of Section 4(a)(6) of the U.S. Securities Act of 1933 and may not be transferred by the Subscriber for a period of one (1) year from the date of purchase, unless such securities are being transferred (1) to the SPV1, (2) to an accredited investor, (3) to a member of Subscriber's family, or in connection with the death or divorce of Subscriber, (4) as part of an offering registered with the U.S. Securities Exchange Commission, or (5) in furtherance of other conditions imposed by the U.S. Securities Exchange Commission from time to time. Notwithstanding the foregoing, the Subscriber is required to hold the Units for the life of SPV1 unless being transferred to the SPV1 or to a member of Subscriber's family, or in connection with the death or divorce of Subscriber.

x.   Subscriber acknowledges that, to ensure compliance with the restrictions set forth herein, SPV1 may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if SPV 1 transfers its own securities, it may make appropriate notations to the same effect in its own records. In addition, SPV1 shall not be required (x) to transfer on its books or capitalization table any part of any Class A-1 Preferred Membership Units that has been sold or otherwise transferred in violation of any of the provisions of this Agreement or (y) to treat such transferee as Subscriber of such Class A-1 Preferred Membership Units.

xi.   The Subscriber understands that nothing in this Agreement or any other materials presented to the Subscriber in connection with the purchase and sale of the Class A-1 Preferred Membership Units constitutes legal, tax, or investment advice. SPV1 has suggested that the Subscriber consults with such legal, tax, and investment advisors as Subscriber, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Class A-1 Preferred Membership Units.

xii.   Both SPV1 and Subscriber represent that neither it nor any of its officers, directors, managers, partners, employees, representatives, or agents, either is, or will be obligated for any finder's or broker's fee or commission in connection with this transaction. Subscriber agrees to indemnify and to hold harmless SPV1 from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability as a result of the performance of services of any such finder or broker) for which Subscriber or any of its officers, directors, managers, partners, employees, agents, or representatives may be responsible.

xiii.   Subscriber represents that all information provided by Subscriber to SPV1 in connection with the purchase of the Class A-1 Preferred Membership Units is true, correct, and complete as of the date set forth hereof, and if there should be any change in such information, Subscriber shall immediately provide SPV1 with such information.

xiv.   The Subscriber has read and fully understands the terms, conditions and effect of this Agreement, and all other documents in connection therewith;

xv.   The Subscriber represents and warrants to, and covenants with, SPV1 that (i) Subscriber has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Subscriber enforceable against the Subscriber in accordance with its terms, except as enforceability may be limited by applicable law.

3.   Indemnification

The Subscriber hereby agrees to indemnify and hold harmless SPV1 and any of its officers, directors, shareholders, employees, agents or affiliates (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the Subscriber, including, without limitation, the information in this Agreement, or (ii) litigation or other proceeding brought by the Subscriber against one or more Indemnified Party in which the Indemnified Party is the prevailing party.

5.   Risk Factors.   Subscriber acknowledges the following risks of investment:

5.1   HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE CLASS A-1 PREFERRED MEMBERSHIP UNITS INVOLVES A HIGH DEGREE OF RISK. THE UNDERSIGNED IS AWARE THAT AN INVESTMENT IN SPV 1 IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND HAS CAREFULLY READ AND CONSIDERED THE RISK FACTORS AND ALL MATTERS SPECIFIED IN THE DISCLOSURE MATERIALS FORM C, BUSINESS DECK OF VERNAFUND20, LLC, TERM SHEET OF VERNAFUND20, LLC, TERM SHEET OF SPV2 AND OPERATING AGREEMENT, AND OTHER ATTACHED EXHIBITS) IN DETERMINING WHETHER OR NOT TO INVEST IN SPV1 AS SPECIFIED HEREIN. THE UNDERSIGNED UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

6.   Subscribers Certifications. Under penalties of perjury, Subscriber certifies that: (1) the taxpayer ID number or social security number shown above is the correct taxpayer identification number issued to Subscriber; and (2) Subscriber is not subject to backup withholding because: (a) Subscriber is exempt from backup withholding, or (b) Subscriber has not been notified by the Internal Revenue Service (IRS) that Subscriber is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Subscriber that it is no longer subject to backup withholding; and (3) Subscriber is a U.S. citizen or other U.S. person.

7.   General Provisions

7.1   Notice. Any notice or demand which either party may or must give to the other party under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the following addresses:

> To SPV1:
> APQFUNDMGR, LLC
> Manager
> Vernafund CF, LLC
> 3767 Rockdale Drive
> Dallas, TX 75220
> admin@theapartmentqueen.com
>
> To the Subscriber:
> The name of the Subscriber on the signature page as provided on the regulated crowdfunding portal **Silicon Prairie Online, LLC**, and the address of the Subscriber provided to the regulated crowdfunding portal, which both are incorporated herein.

7.2   Notices. All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to SPV1 at its registered head office address and to the undersigned set forth on the signature page hereof.

7.3   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware and, to the extent it involves any United States statute, in accordance with the laws of the United States.

7.4   Electronic Delivery. Subscriber may deliver this Agreement to SPV1 by electronic means such as by email. If Subscriber submits this Agreement to SPV1 electronically, Subscriber agrees that Subscriber's digital signature or other form of electronic acknowledgement, consent, or acceptance (as the case may be), constitutes Subscriber's signature, acceptance, and agreement of the terms of this Agreement and such digital signature, consent, or acceptance shall be given the same force and effect as a signature affixed by hand.

7.5   Electronic Signature. If Subscriber has provided SPV1 with Subscriber's valid email address, Subscriber agrees to receive all factual business information, as that is defined by the Securities laws, via email should SPV1 choose to disseminate information through this means. All communications regarding the terms of the offer shall be through the communication channels provided by the regulated crowdfunding intermediary as required by the Securities Laws. Subscriber may revoke this consent any time by giving written notice to the Fund.

7.6   Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

7.7   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

7.8   Entire Agreement. This Agreement constitutes the entire agreement between SPV1 and the Subscriber with respect to the subject matter hereof and supersedes any prior or contemporaneous understanding, representations, warranties or agreements, whether oral or written.

7.9   Modification. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by SPV1 and Subscriber.

[Signature page follows or on electronic copy provided by the regulated crowdfunding portal Silicon Prairie Online, LLC

By signing and submitting this Agreement, Investor agrees to purchase a Class A-1 Preferred Membership Units in the SPV1 with a purchase price as follows:

TOTAL INVESTMENT AMOUNT [DIGITALLY PROVIDED ON REGULATED CROWDFUNDING PORTAL]:

SUBSCRIBER TITLE: The Class A-1 Preferred Membership Units shall be issued in the name(s) of [DIGITALLY PROVIDED ON REGULATED CROWDFUNDING PORTAL]:

Exact Name(s):

Choose one from the following classifications:

____Partnership   ____Individual (Separate Property)   ____Limited Liability Company   ____Tenants-in-Common   ____Corporation   ____Joint Tenants (with right of survival)   ____Minor with adult custodian   ____Trust ____Under Uniform Gift to Minors Act

SUBSCRIBER CERTIFICATION:
Under penalties of perjury, Subscriber certifies that: (1) the taxpayer ID number or social security number shown above is the correct taxpayer identification number issued to Subscriber; and (2) Subscriber is not subject to backup withholding because: (a) Subscriber is exempt from backup withholding, or (b) Subscriber has not been notified by the Internal Revenue Service (IRS) that Subscriber is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Subscriber that it is no longer subject to backup withholding; and (3) Subscriber is a U.S. citizen or other U.S. person.

SUBSCRIBER INFORMATION AND SIGNATURE [DIGITALLY PROVIDED ON REGULATED CROWDFUNDING PORTAL]:

Signature Signature

Printed Name Printed Name

Title (if Investor is a legal entity)

Taxpayer ID Number or Social Security Number:

_____

Street Address:

_____

City, State, ZIP:

_____

Telephone: _____

Email: _____

SPV1: Vernafund CF, LLC [DIGITALLY PROVIDED ON REGULATED CROWDFUNDING PORTAL]:

By: _____

Title: _____

Name: _____